May 24, 2013

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of the Northern Lights Fund Trust, a registered investment company (the “Trust”), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Altegris Managed Futures Strategy Fund, Altegris Macro Strategy Fund, Altegris Futures Evolution Strategy Fund, Altegris Equity Long Short Fund, Altegris Fixed Income Long Short Fund and Altegris Multi-Strategy Alternative Fund, each a series of the Trust.  The primary purpose of the proxy statement is to solicit shareholder approval of a new management agreement with the Funds’ current investment adviser.

If you have any questions, please contact the undersigned at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

258834.1